SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                Pennsylvania Engineering and Manufacturing Corp.
                                (Name of Issuer)

                               Class B Common Stock
                         (Title of Class of Securities)

                                    707389300
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 8 Pages

CUSIP No. 707389300   13G     Page 2 of 8 Pages



  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Quest Advisory Corp.    13-2579297
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [X]

                                                (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


  NUMBER OF        5  SOLE VOTING POWER
    SHARES           590,950
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          590,950
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

  590,950

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.48%

 12  TYPE OF REPORTING PERSON*
     IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 707389300   13G     Page 3 of 8 Pages
  1     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Quest Management Company    06-1354019
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES           17,600
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          17,600
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     17,600

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.25%

  12  TYPE OF REPORTING PERSON*
      IA

CUSIP No. 707389300   13G     Page 4 of 8 Pages
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles M. Royce    ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES        See Item 2(a) of attached schedule
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING       See Item 2(a) of attached schedule
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      See Item 2(a) of attached schedule
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      See Item 2(a) of attached schedule

  12  TYPE OF REPORTING PERSON*
      IN

CUSIP No. 707389300   13G     Page 5 of 8 Pages
Item 1(a)    Name of Issuer:

      Penn Engineering and

Item 1(b)    Address of Issuer's Principal Executive Offices:

Mr. Richard F. Davies
5190 Old Easton Road
Danboro, PA   18916

Item 2(a)    Name of Persons Filing:

     Quest Advisory Corp. ("Quest"), Quest Management Company
("QMC"), and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Quest and QMC, and as such may be deemed to beneficially own the shares of
Common Stock of Pennsylvania Engineering and Manufacturing Corp.
beneficially owned by Quest and QMC. Mr. Royce does not own any shares outside of Quest and QMC, and disclaims beneficial ownership of the shares held by Quest and QMC.

Item 2(b)    Address of Principal Business Office, or, if None, Residence:

     1414 Avenue of the Americas, New York, NY  10019

Item 2(c)    Citizenship:

     Quest is a New York Corporation, QMC is a Connecticut General Partnership, and Mr. Royce is a citizen of the U.S.A.
Item 2(d)    Title of Class of Securities:

     Class B Common Stock
Item 2(e)    CUSIP Number:

     707389300

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
             Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment
             Fund
     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
     (h) [X] Group

CUSIP No. 707389300   13G     Page 6 of 8 Pages

 Item 4  Ownership

     (a) Amount Beneficially Owned
          Quest:       590,950
          QMC:         17,600

     (b) Percent of Class:
          Quest:       8.48%
          QMC:         0.25%

     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                 Quest        590,950
                                 QMC          17,600

         (ii)    shared power to vote or to direct the vote



        (iii)    sole power to dispose or to direct the disposition
                 of                   Quest      590,950
                                      QMC        17,600

         (iv) shared power to dispose or to direct the disposition of


See item 2(a) above for information relating to the beneficial ownership of Mr. Royce.

Item 5   Ownership of Five Percent or Less of a Class. (       )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person.

             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

     This filing is on behalf of Quest, QMC and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Each of Quest and QMC are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 707389300   13G     Page 7 of 8 Pages

Item 10  Certification.

 By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Exhibits 1. Agreement to file Schedule 13G jointly.


                                   Signature

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February 4, 1997

Quest Advisory Corp.

    S/JACK E. FOCKLER                S/JOHN E. DENNEEN
By: Jack E. Fockler                  John E. Denneen atty - in - fact
   Signature                         Charles M. Royce

Quest Management Company

    S/JACK E. FOCKLER
By: Jack E. Fockler
   Signature

CUSIP No. 707389300   13G     Page 8 of 8 Pages
                                    Exhibit 1
                                    AGREEMENT

     AGREEMENT dated as of February 4, 1997 between Quest Advisory Corp. ("Quest"), a New York corporation, Quest Management Company ("QMC"), a Connecticut general partnership, and Charles M. Royce.

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Pennsylvania Engineering and Manfacturing Corp. to which this is attached as Exhibit 1 is filed on behalf of Quest, QMC and Mr. Royce.

     2. Each of Quest, QMC and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                     QUEST ADVISORY CORP.

                         S/JACK E. FOCKLER
                     By: Jack E. Fockler


                     QUEST MANAGEMENT COMPANY

                         S/JACK E. FOCKLER
                     By: Jack E. Fockler


                     S/JOHN E. DENNEEN
                     John E. Denneen atty-in-fact
                         Charles  M. Royce